Exhibit 12.1

HD SUPPLY, INC.

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(Dollars in millions, except ratio data)

	Fiscal Year Ended
	January 28, 2018		January 29, 2017		January 31, 2016		February 1, 2015	February 2, 2014
Income (loss) from continuing operations before provision (benefit) for income taxes	$360		$117		$30		$(188)	$(366)
Add:
Interest expense	166		269		394		462	528
Portion of rental expense under operating leases deemed to be the equivalent of interest	42		39		36		32	29
Adjusted earnings	$568		$425		$460		$306	$191
Fixed charges:
Interest expense	$166		$269		$394		$462	$528
Portion of rental expense under operating leases deemed to be the equivalent of interest	42		39		36		32	29
Total fixed charges	$208		$308		$430		$494	$557
Ratio of earnings to fixed charges(1) (2)	2.7	x	1.4	x	1.1	x

(1)          For the purposes of calculating the ratio of earnings to fixed charges, earnings consist of income from continuing operations before provision for income taxes plus fixed charges.  Fixed charges include cash and non-cash interest expense, whether expensed or capitalized, amortization of deferred financing costs and the portion of rental expense representative of the interest factor.

(2)          For fiscal years ended February 1, 2015 and February 2, 2014, our earnings were insufficient to cover fixed charges by $188 million and $366 million, respectively.